Exhibit 99.1

ZenaTech Announces Revenue Increase of 15% for the Third Quarter Ended September 30th, 2024 and Provides Corporate Highlights

(Toronto, Ontario, November 14, 2024) ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone solutions and enterprise SaaS (Software-as-a-Service) solutions, announces financial results for the third quarter ended September 30, 2024, and provides highlights from the quarter. Revenue increased by $166,886, representing a 15% increase for the nine months ended September 30, 2024, as compared to the same period of 2023. Other highlights from the quarter, the company’s first as a Nasdaq listed company included:

•ZenaTech’s subsidiary ZenaDrone received U.S. FAA (Federal Aviation Administration) approval for visual line-of-sight commercial use including testing and evaluation for its ZenaDrone 1000 product for use in land surveying, inspection, monitoring and tracking applications according to FAA specifications. Live drone testing commenced in the Arizona desert and the company is currently expanding its Phoenix offices and local operations in the state.

•The IQ Nano product, a small 10x10 inch autonomous AI drone was launched; it is designed for indoor use by customers including warehousing and logistics facilities to save costs and improve productivity while performing indoor inspection, monitoring applications and inventory management.

•The company announced that a multinational auto parts manufacturer is the first paying customer trial that is currently underway for the IQ Nano solution for autonomous inventory management in one of their US warehouses. The drone reads bar codes collecting inventory information for input into their internal ERP software platforms.

•ZenaTech announced the acquisition of a total of four software companies from two of its associated companies during the third quarter (subject to shareholder and regulatory approval), adding recurring revenue and important functionality to be integrated into its drone solutions. These include: Jadian, a company providing compliance, permit and inspection software for government, health, and retail businesses; DeskFlex, an AI room booking and office space optimization software company; Interactive Systems, a warehouse management software platform including inventory management, e-commerce, order processing, and handheld devices and other interface connections company; and InterlinkONE, a warehouse management solution for maintaining multiple warehouses, software platforms, and software integrations company.

•The company acquired a United States Design Patent for a drone design from an associated company (subject to shareholder and regulatory approval) pertaining to the second-generation drone design used for the ZenaDrone 1000 product, improving flight times, and increasing the payload capacity.

•ZenaTech’s CEO and CTO participated in a Trade Mission to Taiwan and announced that the company is establishing a sensors and component manufacturing facility, and the first Asian office in Taipei, Taiwan to supply components that will be used in ZenaDrone products. The new company, Spider Vision Sensors Ltd., will ensure ZenaDrone’s products are compliant with the U.S. National Defense Authorization Act (NDAA) to enable receiving approved supplier status to sell to the U.S. Military.

•The company’s common shares were cross listed for trading on the Frankfurt Stock Exchange (FSE) under the symbol “49Q” to increase liquidity and build an investor base in Europe, along with its customer base and current operations and offices in Europe.

“Our first quarter as a public company consisted of laying the groundwork for growth by making strides on many fronts, including our products by launching the IQ Nano autonomous AI drone and starting our first paid inventory management trial with a significant multinational customer. Our four acquisitions added considerable recurring revenue and functionality to enhance our drone solutions. We achieved a regulatory win to commence our aerial operations and testing, operation expansion and manufacturing in Arizona. Establishing a components and sensor manufacturing office in Taiwan will ensure low cost and compliant supply for our drones enabling us to become a U.S. military approved supplier,” said CEO Shaun Passley, Ph.D.

For more information, please refer to the Company’s Form 6-K filed on November 14, 2024, which can be accessed on the SEC website.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) is a technology company specializing in AI drone solutions and enterprise SaaS solutions for mission-critical business applications. Since 2017, the company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and field service processes. With over 100 enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions help drive exceptional operational efficiencies and cost savings. The company operates through six offices in North America, Europe, and UAE, and a growing global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has evolved to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, and process automation applications. Currently the ZenaDrone 1000 drone is used for crop management applications in agriculture and for critical field cargo applications in the defense sector, and the IQ Nano indoor drone is used for inventory management in the warehouse and logistics sector.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.

Forward-looking statements are based on certain assumptions and analyses made by the management of ZenaTech in light of its experience and understanding of historical trends and current conditions and other factors management believes are appropriate to consider, which are subject to risks and uncertainties. Although ZenaTech’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and actual results may vary materially from the forward-looking information presented. Given these risks and uncertainties underlying the assumptions made, prospective purchasers of ZenaTech’s securities should not place undue reliance on these forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, ZenaTech undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on ZenaTech’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Potential investors should read this document with the understanding that ZenaTech’s actual future results may be materially different from what is currently anticipated.